www.linkedin.com/in/
matthewrickard (LinkedIn)
biochar.life (Company)
task.io (Company)

Top Skills

Scalability

Leadership Development

Strategic Partner Relationship
Management

Honors-Awards

Certifications

Matt Rickard

COO @ Biochar Life | Entrepreneur | Sustainability | Podcast Host
Thailand

Summary

Experience working with fast growing, dynamic startups and early
stage businesses. Background in social and environmental impact
with an interest in the emergence and application of Web3 and
Blockchain. Podcast host sharing industry insights.

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Experience

Biochar Life
1 year 2 months

Chief Operating Officer
September 2023 - Present (7 months)
Thailand

Director of Strategic Partnerships
February 2023 - September 2023 (8 months)
Thailand

Biochar Life, a Public Benefit Corporation, is an impact venture of Warm Heart
Worldwide.

As a social enterprise we are dedicated to driving sustainable change by
teaching farmers to convert crop waste into carbon-sequestering biochar -
a powerful tool in the fight against climate change. Our innovative approach
allows us to generate carbon removal certificates, making a global impact
while providing opportunities for local communities.

Sibyl Co.
Senior Advisor
October 2022 - Present (1 year 6 months)
Thailand

Sibyl Co. is a consulting and advisory business focused on commercial growth,
product go-to-market and go-global.

As Senior Advisor I'm working with corporates, startups, and Web3 companies
to help them create compelling sustainability solutions and narratives around

the work they do. I also provide podcasting services, conduct interviews, and contribute to key industry association publications.

The Blue Marble
Task.io and The Blue Marble Co-Founder & Advisor
December 2018 - Present (5 years 4 months)
Thailand

Web3 services built on Stellar.org

Task.io is a blockchain based, data management platform, that incentivises teams to gather essential business insights using communication tools, rewards and financial services.

TheBlueMarble.io is an NFT platform that helps brands increase customer loyalty by building new communities with the next generation of Web3 marketing tools.

thankQ Solutions Pty Ltd
Business Manager, Asia
September 2013 - September 2018 (5 years 1 month)
Singapore

thankQ is a donor management platform designed for the nonprofit and education sectors. I was responsible for establishing and growing the business in South East Asia.

Envizi
Manager, Business Development
January 2012 - April 2013 (1 year 4 months)
Singapore/Australia

CarbonSystems assists organisations in collecting, managing, and interpreting their energy & sustainability data, enabling them to positively impact their operations, their financial performance and the planet.

- Developed the sales strategy and plan for Asia
- Drove direct sales opportunities in Singapore and Australia
- Managed and mentored staff
- Worked with a business partner in the Energy Efficiency space to create a joint offering
- Secured government funding for a greenfield project in the EE space

Quadmark

Senior Consultant

February 2011 - January 2012 (1 year)

Intuition is a global consulting and training company specializing in channel strategy and sales in the high tech industries.

- Developed new opportunities within the technology sector
- Delivered virtual sales training to HP and Cisco field sales reps
- Developed coaching & training material for clients
- Facilitated work shop's for clients

Netsuite

Head of Sales - Asia

April 2005 - December 2009 (4 years 9 months)

Singapore

Netsuite provides SaaS ERP/CRM solutions to mid and large businesses.

Achievements:

- Developed the partner channel for SEA
- Grew the sales team from 3 to 10
- Opened the Hong Kong office
- Closed largest deal globally (in India)
- Consistently achieved sales targets and made Presidents Club on two occasions

Castle IT Pty Ltd

Director

2003 - 2005 (2 years)

Castle IT provided security solutions to enterprise customers in Australia.

McAfee

Channel Manager - Australia, New Zealand

2000 - 2003 (3 years)

Responsible for channel sales in Australia and New Zealand.

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Education

SAE

Sound Engineering · (1989 - 1990)

Bedford School
· (1986 - 1989)